DINELLO RESTAURANT VENTURES, INC.

2701 4th Street N., Units 102/103

St. Petersburg, Florida  33704

February 8, 2011

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:   Delaying Amendment for Dinello Restaurant Ventures, Inc. Registration Statement on Form S-1 (File No. 333-172052)

Ladies and Gentlemen:

                Pursuant to Rule 473 under the Securities Act of 1933 (the "Securities Act"), as amended, on behalf of Dinello Restaurant Ventures, Inc. (the "Registrant"), we hereby file a delaying amendment with respect to Registrant's Registration Statement on Form S-1 (the "Registration Statement") (File No. 333-172052) relating to the offering, by selling security holders, of 421,225 shares of Registrant's common stock.  The Registration Statement was filed with the Securities and Exchange Commission on February 3, 2011 pursuant to Rule 415 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of St. Petersburg in the State of Florida, on February 8, 2011.

                No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call me, Diane J. Harrison,  at 941-723-7564.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison
Secretary
Dinello Restaurant Ventures, iNC.